UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                           Chattown.com Network, Inc.
                             (formerly Vaxcel, Inc.)
                             -----------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   162467 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Thomas Clay, President
                     200 South Washington Boulevard, Suite 9
                             Sarasota, Florida 34236
                                 (941) 957-1009
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  July 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

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



                                  SCHEDULE 13D

CUSIP No.  162467 10 4                                        Page 1 of 3  Pages


1)       NAME OF REPORTING PERSONS

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       A-Z Professional Consultants, Inc., n.k.a. World Alliance Consulting,Inc.

2)     CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                    (A)  (x)
                                                                    (B)  ( )

3)     SEC USE ONLY

4)     SOURCE OF FUNDS

       OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)     CITIZENSHIP OR PLACE OF ORGANIZATION

       A-Z Professional Consultants, Inc., n.k.a. World Alliance
       Consulting, Inc. is a Utah corporation.

                           7)       SOLE VOTING POWER                  6,075,000
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER                    - 0 -
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER             6,075,000
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER               - 0 -


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,075,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.21 %

14)      TYPE OF REPORTING PERSON

         CO

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



                                  SCHEDULE 13D

CUSIP No.   162467 10 4                                        Page 2 of 3 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Wolfson

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                         (A) (x)
                                                                         (B) ( )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Allen Wolfson is an individual and resident of the State of Utah

                           7)       SOLE VOTING POWER                      - 0 -
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER                6,075,000
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER                 - 0 -
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER           6,075,000


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,075,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.21 %

14)      TYPE OF REPORTING PERSON

         IN

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



                                  SCHEDULE 13D

CUSIP No.   162467 10 4                                        Page 3 of 3 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BonnieJean C. Tippetts

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                         (A) (x)
                                                                         (B) ( )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

     BonnieJean C. Tippetts is an individual and resident of the State of Utah.

                           7)       SOLE VOTING POWER                 - 0 -
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER               6,075,000
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER            - 0 -
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          6,075,000


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,075,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.21 %

14)      TYPE OF REPORTING PERSON

         IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of Chattown.com, Network, Inc. ("Common Stock"). Chattown.com Network Inc., a Delaware corporation is a corporation with principal executive offices at 200 South Washington Boulevard, Suite 8, Sarasota, Florida 34236 ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by A-Z Professional Consultants, Inc. (now known as World Alliance Consulting, Inc.) ("A-Z Professional"), Allen Wolfson ("Wolfson"), and BonnieJean C. Tippetts ("Tippetts").

(b) The principal business address for A-Z Professional, Wolfson, and Tippetts is 268 West 400 South, Salt Lake City, Utah, 84101.

(c) A-Z Professional is a Utah consulting company. Wolfson is the sole shareholder and 100% owner of A-Z Professional. Tippetts is the President of A-Z Professional.

(d) A-Z Professional, Wolfson, and Tippetts have not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, A-Z Professional, Wolfson, and Tippetts, have not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

A-Z Professional transferred or conveyed 2,850,000 shares of the Issuer's common stock pursuant to a Stock Purchase Agreement between A-Z Professional Consultants, Inc. (now known as World Alliance Consulting, Inc.), and CyberAmerica Corporation dated July 18, 2000, attached hereto as Exhibit "A" and incorporated herein by reference. Closing of this transaction and final approval by the respective boards of the involved corporations took place on July 28, 2000 by agreement of the parties. This Stock Purchase Agreement provides as follows:

          In exchange for the transfer of 2,850,000 shares of the common stock of the issuer, A-Z acquired 100% of CyberAmerica's interest in the following corporations, the primary assets of which consist of raw land in the states of Nevada and Utah: Oasis International Corporation, Adobe Hills II, L.L.C., Diversified Holdings II, Inc., Diversified Holdings III, Inc., Diversified Holdings V, Inc., Diversified Land and Cattle Co., Great Basin Water Corporation, Lexington 3 Mile East Terrace Mountain Estates, Inc., Lexington 4 Mile East Terrace Mountain Estates, Inc., and Lexington One Mile East Little Pigeon Mountain Estates, Inc..

A-Z Professional agreed to transfer 125,000 shares of the Issuer's common stock to settle obligations that it had to Ronald Friedman and to transfer 125,000 shares of the Issuer's common stock to settle obligations that is had to Reid Friedman. 250,000 shares were also transferred to Richard Maus for services provided to A-Z Professional. Final approval of these debt settlements was made by A-Z Professional's Board of Directors and authorization has been forwarded to the Issuer's transfer agent to carry out these transfers.

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



Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the transfer of the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer. A-Z Professional transferred its shares of the Issuer's common stock to acquire raw land for future development, to settle outstanding obligations of A-Z Professional and to carry out the terms of an Agreement entered into between the Issuer and A-Z Professional.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

     Stock Purchase Agreement, July 18, 2000, CyberAmerica Corporation and World Alliance Consulting, Inc. four pages.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 15 Aug 2000                          A-Z Professional Consultants, Inc.
      --------------------------
                                           a Utah corporation


                                           By: /s/ BonnieJean C. Tippetts
                                              ----------------------------
                                              BonnieJean C. Tippetts
                                              Its:   President





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



Date:  8/15/00                              Allen Wolfson
      --------------------------
                                            an individual


                                            By: /s/ Allen Wolfson
                                               ------------------------
                                               Allen Wolfson


Date: 15 Aug 2000                           BonnieJean C. Tippetts
      --------------------------
                                            an individual


                                            By: /s/ BonnieJean C. Tippetts
                                               -------------------------
                                               BonnieJean C. Tippets



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061)

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